August 9, 2019

Daniel H. Walker
Chief Executive Officer and President
Pennant Group, Inc.
1675 East Riverside Drive
Suite 150
Eagle, Idaho 83616

       Re: Pennant Group, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12B Response dated July 31, 2019
           File No. 001-38900

Dear Mr. Walker:

       We have reviewed your July 31, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12B

Adjusted EBITDAR, page 132

1. We note your response to comment 4. We understand that you use combined Adjusted
      EBITDAR as a valuation measure. As such, please revise to: 1) limit its disclosure only to the most recent period presented; 2) clarify why the measure is useful as a valuation tool; and 3) describe the limitations of the measure.
2.    We note your response to comment 5 and that you will no longer present
Adjusted
      EBITDAR for your Home Health and Hospice segment. However, we believe that your presentation of Adjusted EBITDAR for your Senior Living may violate Rule 100(b) of
      Regulation G because it is measure of segment performance that excludes normal, recurring, cash operating expenses necessary to operate your business. Please revise to remove this measure. Refer to Question 100.01 of the Staff's Compliance and Disclosure
 Daniel H. Walker
Pennant Group, Inc.
August 9, 2019
Page 2
      Interpretations on Non-GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney at (202) 551-3436 or Larry Spirgel, Assistant Director at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel H. Walker
                                                           Division of
Corporation Finance
Comapany NamePennant Group, Inc.
                                                           Office of
Telecommunications
August 9, 2019 Page 2
cc:       Christian O. Nagler
FirstName LastName